Filed by Replidyne, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Cardiovascular Systems, Inc.
Commission File No. 000-53478

FACT SHEET C A R D I O V A S C U L A R S Y S T E M S I N C . C O M P A N Y P R O F I L E Cardiovascular Systems Inc., a medical device company based in St. Paul, MN, develops and commercializes interventional treatment systems for vascular disease. The company’s goal is to provide physicians with the tools they need to help the 8 to 12 million Americans suffering from peripheral arterial disease (PAD) — blockages in leg arteries or the pelvis — and the potential catastrophic risk of limb amputation. CSI’s initial product, the Diamondback 360°™ Orbital Atherectomy System, is a minimally invasive catheter system for treating PAD. Nearly 11,000 devices have been sold to nearly 300 hospitals since the September 2007 product launch. Merger Agreement Announced On November 4, 2008, CSI and Replidyne, Inc. (Nasdaq: RDYN), a biopharmaceutical company, entered into a merger agreement, under which Replidyne will merge with CSI in an all-stock transaction, subject to customary closing conditions. The transaction is expected to close during the 2009 first quarter. CSI is expected to receive $35 to $40 million in additional cash through this transaction, and plans to use the proceeds to advance their medical products, and expand their sales and marketing organization. When completed, the company name will be Cardiovascular Systems and the combined company intends to apply for listing on the NASDAQ Global Market® under a new trading symbol. Peripheral Arterial Disease: A Large, Underserved Market PAD is a common circulatory problem in which plaque deposits build up on the walls of blood vessels, reducing blood flow. Plaque ranges from soft to calcified; calcified deposits are the most difficult to treat with traditional intervention procedures. PAD becomes more common with age and affects 12 to 20 percent of the U.S. population over age 65. With risk factors such as diabetes and obesity on the rise, the prevalence of PAD is likely to increase. In many older patients, PAD deposits are hard and calcified, and are not treated successfully with traditional non-invasive treatment techniques. Potential U.S. PAD Patients 8 — 12 Million 2.5 Million Potential U.S. PAD Patients Diagnosed 2.5 Million Diagnosed 1.5 Million Procedural Interventions Source: PARTNERS Study, Millennium Research Group and Podiatry Today. Revenue (in millions) and Units Sold $11.6 $12$9.9 36004000 3100 $7.7 $8 3000 2300 $4.6 2000 Units Sold $4 1000 $0 0 Q2 (08)Q3 (08)Q4 (08) Q1 (09) (December) (March) (June) (September) Catheters Sold Revenue Number of Accounts 300 283 250 200 184 150 107 100 57 50 0 Q2 (08) Q3 (08) Q4 (08) Q1 (09) 90-Day Re-Order Rate 90+% 100% 75% 75% 50% 25% 0% Target Average Actual Contact : Nancy A. Johnson Larry Betterley Padilla Speer Beardsley Chief Financial Officer T 612.455.1745 T 651.259.2800 njohnson@psbpr.com lbetterley@csi360.com Cardiovascular Systems Inc. 651 Campus Drive St. Paul, Minnesota 55112 www.csi360.com

The Diamondback 360° is a minimally invasive catheter system capable of treating a broad range of plaque types, and addresses many limitations of other treatments. The system removes soft and calcified plaque in vessels through the orbital rotation of a diamond coated offset crown attached to a flexible drive shaft. Physicians position the crown at the plaque lesion and remove the plaque by causing the crown to orbit against it, creating a smooth lumen, or channel, in the vessel. The Diamondback 360° is designed to differentiate between plaque and the arterial tissue. Plaque particles resulting from the sanding are generally smaller than red blood cells and are carried away by the blood stream. As the physician increases the rotation speed, centrifugal force causes the crown to orbit, creating a lumen with a diameter approximately twice the size of the device. The ability to create different lumen diameters reduces the use of multiple catheters to treat a single lesion — a significant time saver. Oasis Pivotal Trial The pivotal OASIS clinical trial was a prospective 20-center study which enrolled 124 patients with 201 treated lesions; patient outcomes met the study endpoints. In this study: 94.5 percent of lesions were treated traditionally gone untreated until they 55 percent of lesions were calcified 48 percent of lesions were greater than multiple balloon expansions or stent CSI received FDA 510(k) clearance for the Diamondback 360° as a PAD therapy in August 2007, and intends to seek FDA premarket approval for a next-generation product to treat coronary artery disease. Competitive Advantages The Diamondback 360° offers several clear advantages over other PAD treatments, including: stents, balloon angioplasty catheters and other atherectomy catheters. Clinical trials have demonstrated a strong safety profile. Compared to other atherectomy devices, the CSI system offers: Differential sanding to reduce risk of Micro-particulate debris that avoids the Faster treatment time of 3-9 minutes per Single-insertion convenience for The ability to treat calcified plaque are calcified); Multiple vessels and lesions, can be CSI Management David L. Martin President and CEO Laurence L. Betterley Chief Financial Officer James E. Flaherty Chief Administrative Officer Michael J. Kallok, Ph.D. Chief Scientific Officer Robert J. Thatcher Executive VP John Borrell VP of Sales Brian Doughty VP of Marketing Paul Koehn VP of Manufacturing Paul Tyska VP of Business Development CSI Board Of Directors Glen D. Nelson, M.D. Chairman Vice Chairman (retired) Medtronic, Inc. Brent Blackey President & CEO the knee, an area Holiday Companies bypass surgery Edward Brown* Managing Director challenge for cm in length, which TPG Growth John Friedman . Managing Partner Easton Capital Investment Geoffrey Hartzler, M.D Consulting Cardiologist Roger Howe, Ph.D. Med-Tech Entrepreneur Michael Kallok, Ph.D. Chief Scientific Officer, CSI Augustine Lawlor* Managing Partner HealthCare Ventures David L. Martinevents; President and CEO, CSI need for plaque Gary Petrucci lesion; SVP — Investments UBS Financial Services Christy Wyskiel** 50 percent of Managing Director Maverick Capital with one device. * Board member after merger close subject to shareholder approval ** Departing board after merger close C A R D I O V A S C U L A R S Y S T E M S I N C .

Additional Information about the Merger and Where to Find It
This communication may be deemed to be solicitation material in respect to the proposed transaction between CSI and Replidyne. In connection with the transaction, Replidyne intends to file a registration statement on Form S-4 with the SEC containing a related proxy statement/prospectus. The proxy statement/prospectus will be mailed to the stockholders of Replidyne and CSI. Investors and security holders of Replidyne and CSI are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about Replidyne, CSI and the proposed transaction. The proxy statement/prospectus (when it becomes available), and any other documents filed by Replidyne or CSI with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Replidyne by contacting Replidyne Investor Relations by email at ir@replidyne.com or by telephone at (303) 996-5522. Investors and security holders may obtain free copies of the documents filed with the SEC by CSI by contacting CSI by telephone at (651) 259-1000. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed transaction.
Replidyne and CSI and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in favor of the proposed transaction. Information about the directors and executive officers of Replidyne and CSI and their respective interests in the proposed transaction will be available in the proxy statement/prospectus.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.